Exhibit 99.10

News release…

Date: 22 November 2005
Ref:PR446g

HIsmelt® plant begins ramp up to full production

The new commercial scale HIsmelt® plant has begun continuous production of molten iron from its smelt reduction vessel at Kwinana in Western Australia, marking the start of a new era of cleaner, more efficient iron production.

The HIsmelt® plant is owned by a joint venture comprising Rio Tinto (60 per cent), US steelmaker Nucor Corporation (25 per cent), Japanese trading house Mitsubishi Corporation (10 per cent) and Chinese steelmaker Shougang Corporation (5 per cent). Construction of the plant was completed in April 2005, and has been progressively commissioned since then.

The plant will now move into a ramp up phase, and is expected to reach its full production rate of 800,000 tonnes per year over the next three years. The iron produced will be sold as pig iron once sufficient stocks have built up.

Chief executive officer, Rio Tinto Iron Ore, Sam Walsh acknowledged the support of the Commonwealth and Western Australian governments in the establishment of the HIsmelt® plant. This included a A$50 million grant by the Commonwealth Government for the development of multi user infrastructure with further incentives available as commercialisation proceeds. The Western Australian Government provided assistance in securing the land at Kwinana for the plant.

Mr Walsh said, “This is a significant milestone in the proving of this world beating technology at a commercial scale. The ongoing support of both governments has been appreciated.

“I also acknowledge the support of the joint venture participants through HIsmelt’s® construction and commissioning phases, and in providing the technical expertise to help ensure the success of this exciting new venture,” he said.

Construction of the HIsmelt® plant took two years, at a cost of more than A$400 million dollars, and at its peak around 900 people were engaged on site. Rio Tinto has spent more than A$600 million over the last 20 years in developing this new technology.

HIsmelt® is a new technology developed by Rio Tinto to enable the direct smelting of fine iron ore and coal into molten iron. It offers significant technical and environmental advantages over existing iron making techniques.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

The HIsmelt® plant at Kwinana has an annual production capacity of 800,000 tonnes of iron and uses iron ore from Western Australia and low volatile coal from Queensland. These components are injected as fines into the molten bath of the smelt reduction vessel where they are directly smelted to molten iron.

HIsmelt® (Operations) Pty. Limited, a subsidiary of Rio Tinto, operates the plant on behalf of the HIsmelt® Kwinana Joint Venture, with 70 full time employees.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Maria Darby Walker	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7725 036 544	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com